4810 Eastgate Mall
San Diego, CA 92121

May 20, 2013

VIA EDGAR
Craig D. Wilson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ServiceNow, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 8, 2013
File No. 001-35580

Dear Mr. Wilson:

ServiceNow, Inc. (“we”, “us”, or “our”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated May 9, 2013, relating to the Company’s Annual Report on Form 10-K (File No. 001-35580) for the fiscal year ended December 31, 2012 (the “Form 10-K”). We have set forth below the comments received by the Staff. Following each Staff comment is a summary of the Company’s action taken in response thereto.

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies

Revenue Recognition, page 63

1. We note that you sell services through your direct sales force as well as indirect channels which include resellers and system integrators. Please explain any differences in sales, credit and collection terms, as well as any differences in how each of the basic revenue recognition criteria is met, for sales through indirect channels compared to direct sales.

In response to the Staff’s comment, sales through our resellers and system integrators (collectively referred to as “Indirect Customers”) are for our subscription service. We typically do not sell our professional services through the indirect channel as those services are typically provided by us directly to the end user or by the Indirect Customers directly to the end user. The subscription sales, credit and collection terms with our Indirect Customers are generally the same as the terms with direct customers.

We commence revenue recognition when all four basic revenue recognition criteria are met. Below is our assessment of how each of the criteria is met for sales of our subscription services through indirect channels compared to direct sales:

•	Persuasive evidence of an arrangement is met
For sales to both direct customers and Indirect Customers, we consider the combination of both the mutually signed contract and either a mutually signed order form or purchase order to determine persuasive evidence of an arrangement is met.

•	Service has been provided to the customer
We provide our subscription service to both direct customers and Indirect Customers over the contract term beginning on the commencement date of each contract, which is the date we make our service available to our customers.

•	Collection of related fees is reasonably assured
For both direct customers and Indirect Customers, we assess collectibility based on a number of factors such as past collection history and creditworthiness of the customer. Payment is due from our Indirect Customers regardless of whether they have received payment from the end customer. If we determine collectibility is not reasonably assured, we defer revenue recognition until collectibility becomes reasonably assured.

•	Amount of fees to be paid by the customer is fixed or determinable.
For both direct customers and Indirect Customers, we assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Our arrangements do not include general rights of return however we include service level commitments to our end users warranting certain levels of uptime reliability and performance and permitting those end users to receive credits in the event we fail to meet those levels. The amount of credits issued to date has not been material.

2. With regard to evidence of an arrangement, we note that historically when you did not have a signed contract a purchase order or a signed order form was considered to represent evidence of an arrangement. We further note that in situations where you have both a signed contract and either a purchase order or signed order form, you consider the signed contract to represent the final persuasive evidence of an arrangement. Please explain in further detail, your current and historical customary practices for obtaining evidence of an arrangement and tell us whether there are differences based on type of customer or sales channel. Also, please clarify the implications, if any, of using a signed contract rather than a purchase order or signed order form as evidence of an arrangement.

In response to the Staff’s comment, our current and historical customary practices for our subscription and professional services revenues for both direct customers and Indirect Customers is to obtain a mutually signed contract from each customer. The contract defines the terms and conditions generally applicable to the purchase and sale of our subscription products and professional services. Concurrently with the signed contract, we also obtain either a mutually signed order form or, to a lesser extent when required by the customer, a purchase order. The signed order form or purchase order includes the specific details relating to the particular order such as the type and quantity of products or services ordered, the start and end dates of any subscription products, the estimated hours of any professional services, and pricing information, including payment terms. We consider the combination of the signed contract and either the signed order form or purchase order to be the final persuasive evidence of an arrangement for our subscription and professional services revenues. For subsequent transactions with the customer, including upsells and renewals, we obtain a new mutually signed order form or a new purchase order containing the specific details relating to the additional order and incorporating the terms and conditions of the previously signed contract. This practice of obtaining a signed contract and either a signed order form or a purchase order is similar regardless of the type of customer or sales channel. We have not, currently and historically, relied solely on either a signed order form or a purchase order as evidence of an arrangement without also obtaining a mutually signed contract nor have we considered the sole signed contract without either the signed order form or a purchase order as evidence of an arrangement.

We will revise future filings, commencing with our Form 10-Q filing for the quarter ending June 30, 2013, to clarify our policy regarding what we consider to be the final persuasive evidence of an arrangement. Specifically, we intend to replace the paragraph describing our current policy with disclosure consistent with the description above. Below is an illustration of the proposed disclosure that we anticipate including:

We use a signed contract together with either a signed order form or a purchase order, as evidence of an arrangement for a new customer. In subsequent transactions with an existing customer, including an upsell or a renewal, we consider the existing signed contract and either the new signed order form or new purchase order as evidence of an arrangement.

3. Where you rely upon a purchase order as evidence of an arrangement, please tell us how you determine that the terms of the purchase order comply with your required terms of sale. In this regard, your use of written purchase orders issued by the customer as evidence of an arrangement should be clarified. Please tell us if the purchase order terms in all cases reflect your normal sales agreement conditions.

Our disclosure notes “If a signed contract by the customer does not exist, we have historically used either a purchase order or a signed order form as evidence of an arrangement.” As noted in our response to the Staff’s second comment, in our current and historical practices, we consider the combination of a signed contract with either a signed order form or a purchase order to be the final persuasive evidence of an arrangement and have not relied solely on a purchase order as evidence of an arrangement. We will revise future filings, commencing with our Form 10-Q filing for the quarter ending June 30, 2013, to eliminate reference to our reliance on the purchase order as evidence of an arrangement.

As requested, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 501-8503 or Robert Specker, our general counsel, at (408) 961-2321.

Sincerely,

SERVICENOW, INC.

By:	/s/ MICHAEL P. SCARPELLI
Name:	Michael P. Scarpelli
Title:	Chief Financial Officer

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